701 Market Street
St. Louis, Missouri 63101-1826
314.342.3485
Fax 314.588.2727
aschoch@peabodyenergy.com

ALEXANDER C. SCHOCH
Executive Vice President Law
and Chief Legal Officer
October 19, 2007
VIA EDGAR
Mellissa Campbell Duru
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Peabody Energy Corporation Definitive Proxy Statement on Schedule 14A Filed March 26, 2007 File No. 001-016463
Dear Ms. Duru:
      On behalf of Peabody Energy Corporation (“Peabody”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) Peabody’s responses to the comments in your letter of August 21, 2007 regarding Peabody’s Definitive Proxy Statement on Schedule 14A, filed March 26, 2007 (the “Proxy Statement”). For your convenience, each response below corresponds to the bold comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
Role of Compensation Committee, page 20
1.	We direct you to Items 402(b)(1)(v) and 407(e)(3) of Regulation S-K. Please revise your discussion to clarify how the type and level of compensation awarded to your CEO is determined. For example, explain how actual compensation paid to the CEO in fiscal 2006 was determined by revising your disclosure to identify the specific “corporate goals and objectives relevant to...compensation” that were established for the CEO for 2006.

October 19, 2007

Response:
In accordance with Items 402(b)(1)(v) and 407(e)(3) of Regulation S-K, we intend to clarify the type and level of compensation awarded to our Chief Executive Officer in the 2008 Proxy Statement and all other future filings, as applicable.
For 2006, a Special Committee, comprised of the independent members of the Board of Directors, after considering the recommendations of the Compensation Committee and the independent compensation consultant, determined the type (e.g., base salary, annual incentive and long-term incentive) and level of compensation awarded to the Chief Executive Officer. The type and level of compensation were designed by the Special Committee to be consistent with the Company’s compensation philosophy and to ensure that the Chief Executive Officer’s total compensation was competitive with the compensation of chief executive officers at publicly-traded companies of similar size and complexity. In assessing whether his compensation package was competitive, the Special Committee received advice from its independent compensation consultant and reviewed appropriate salary surveys, industry benchmarking data and proxy information.
Annual Incentive
Based on information and advice from its independent compensation consultant, the Special Committee established certain performance measures and weightings for determining the Chief Executive Officer’s 2006 annual incentive opportunity. For 2006, these measures and their relative weightings were as follows:

Measure	Percentage of
Total Award
Adjusted EBITDA	40%
Individual Goals	30%
Return on Invested Capital	20%
Safety	10%
Adjusted EBITDA
The Adjusted EBITDA performance measure used to determine the annual incentive is also one of the key metrics Peabody uses to measure its operating performance, as well as an indicator of its ability to meet debt service and capital expenditure requirements. In each case, Adjusted EBITDA is defined as income from continuing operations before deducting early debt extinguishment costs, net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization.

October 19, 2007

Individual Goals
The Individual Goals established by the Special Committee were designed to further Peabody’s business strategies and increase shareholder value. From a high-level perspective, these goals and objectives centered on:
•	Continuous improvement in safety

•	Growth

•	Succession planning and building of talent pool

•	Mergers & acquisitions

•	Operational improvement

•	Industry and government relations

•	Long-term strategic direction
The Special Committee approved these Individual Goals in advance, and evaluated the Chief Executive Officer’s performance in light of those goals.
Return on Invested Capital
Return on Invested Capital is a financial metric used for purposes of determining the annual incentive. Peabody’s management also uses this metric to assess how well it generates earnings relative to the capital it has invested in its businesses. Return on Invested Capital is calculated by dividing net operating profits after taxes by the average amount of invested capital over the relevant measurement period.
Safety
Safety is a core value that is integrated into all areas of our business. In line with that philosophy, the Chief Executive Officer’s annual incentive opportunity depends not only on his contribution to promoting a culture of continuous improvement in safety (as referenced in Individual Goals above), but also Peabody’s achievement of quantitative safety goals. For 2006, Peabody’s safety goals were set at a 15% improvement over 2005’s actual record results.
2006 Annual Incentive Award
For 2006, the Chief Executive Officer’s target annual incentive payout was 100% of his base salary, and his potential payout range was 0% to 175% of his base salary. He received an annual incentive payment of 150% of his base salary, which was equal to $1,329,620. The amount of this award was attributable to the following:
•	Peabody significantly exceeding its targeted Adjusted EBITDA

•	the Chief Executive Officer meeting or exceeding his Individual Goals, as determined by the Special Committee

•	Peabody significantly exceeding its targeted Return on Invested Capital

October 19, 2007

Long-term Incentive
The Chief Executive Officer receives long-term incentive compensation through annual awards of stock options and performance units. The targeted value of these awards is split evenly between stock options and performance units.
For 2006, the Special Committee awarded stock options and performance units to the Chief Executive Officer with a total grant date fair value of 350% of his base salary. In approving this award, the Special Committee considered the advice of the independent compensation consultant, as well as available benchmarking data and the perceived retention value of the award.
Role of Compensation Consultant, page 21
2.	You disclose that the company engaged Towers Perrin through early 2006 and then subsequently engaged Mercer Human Resource Consulting. Consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, revise to provide greater specificity of the respective scope of duties and role of each outside consultant in determining the compensation awarded during fiscal 2006.
Response:
Consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, we intend to provide greater specificity of the scope of duties and role of each outside consultant in determining the compensation awarded during the relevant fiscal year in the 2008 Proxy Statement and all other future filings, as applicable.
The Compensation Committee engaged Towers Perrin for independent guidance on executive compensation issues for 2006. In connection with its engagement, Towers Perrin provided the Compensation Committee with independent advice concerning the types and levels of compensation to be paid to the Chief Executive Officer and the other senior executives for 2006. Towers Perrin assisted the Compensation Committee by providing market compensation data (e.g., industry compensation surveys and benchmarking data) on base pay, as well as annual and long-term incentives. In addition, Towers Perrin advised the committee on plan design for each element of executive compensation, including helping to identify:
•	the appropriate mix of base salary and annual and long-term incentive compensation

•	the appropriate financial measures and weightings for annual incentive and performance unit awards (e.g. Adjusted EBITDA and Return on Invested Capital)

•	the appropriate mix of long-term compensation to be paid as stock options versus performance units

•	the relevant industry comparator group and the relative weightings of total shareholder return for measuring the value of performance units.
The Compensation Committee did not engage Mercer Human Resource Consulting until after executive compensation for 2006 had been approved. The Compensation Committee considered Mercer’s advice in establishing the types and levels of compensation to be paid to the executives

October 19, 2007

other than the Chief Executive Officer for 2007. The Compensation Committee and the Special Committee considered Mercer’s advice in establishing the types and levels of compensation to be paid to the Chief Executive Officer for 2007. Mercer’s role and duties in determining compensation for 2007 were similar to Towers Perrin’s role and duties in determining compensation for 2006. The Compensation Committee did not seek or use Mercer’s advice in evaluating executive performance for 2006.
Review of External Data, page 21
3.	Clarify for each element of compensation, the group against which you benchmark compensation and identify the reasons for choosing a particular group when benchmarking against a particular element of compensation. In this regard, please indicate whether the “industry comparator group” referenced in your discussion of performance units is the same group as the mining comparator group referenced on page 21. In addition, clarify the following:
•	all international companies, versus a representative sample list, against which the company benchmarks compensation;

•	which elements of the compensation data from international companies are examined; and,

•	whether in a particular year, the compensation data of international companies was actually considered by the committee and material in understanding the compensation decisions made by the committee. Please see generally Item 402(b)(2)(xiv) of Regulation S-K.

October 19, 2007

Response:
As the Staff has requested, we intend to clarify in the 2008 Proxy Statement and all other future filings, as applicable, for each element of executive compensation, the group against which the Compensation Committee benchmarked compensation and identify the reasons for choosing a particular group when benchmarking against a particular element of compensation.
For 2006, the Compensation Committee used two groups to benchmark executive compensation. One group, the mining comparator group, was used for purposes of assessing compensation for positions that require specific technical coal industry knowledge and experience. The other group, consisting of publicly-held companies of a size and complexity similar to Peabody, was used to assess compensation for positions that require general strategic and executive knowledge transferable across industries. Each group is identified on page 21 of the Proxy Statement. In evaluating compensation for a particular position, the Compensation Committee used the applicable benchmarking data to assess total compensation (i.e. base salary, annual incentive and long-term incentive), versus selectively reviewing particular elements of compensation against different benchmarks.
We generally do not compare the compensation of our senior executives to the compensation of senior executives at Anglo American plc, Rio Tinto, plc or BHP Billiton because U.S. pay practices generally differ from international pay practices. However, we might evaluate compensation for international positions, such as our Managing Director of Australian operations, using compensation data from the coal subsidiaries of those companies if it is available.
The “mining comparator group” referenced on page 21 of the Proxy Statement and used to analyze compensation is not the same as the “Industry Peer Group” referenced on page 24 of the Proxy Statement and used to calculate the percentage of performance units earned by senior executives.
The mining comparator group is used for determining compensation for a relatively small number of executive positions that require technical coal industry knowledge and experience. These positions are generally operational in nature. None of the named executive officers held these positions during 2006. The mining comparator group comprises publicly-held coal companies from which we believe we are likely to recruit for these types of positions.
The Industry Peer Group, on the other hand, is one of two comparator groups used to gauge the relative performance of Peabody’s common stock for purposes of helping to determine the percentage of performance units earned by senior executives. The other comparator group is the relevant Standard & Poor’s index, which was the S&P MidCap 400 Index for performance units granted in 2006. The companies in the Industry Peer Group are identified at the start of the applicable three-year performance period, and include publicly-held U.S.-based coal mining companies which are generally perceived to be subject to similar market conditions and investor reactions as Peabody. The following companies comprise the Industry Peer Group for performance units granted in 2006: Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy Inc., Foundation Coal Holdings, Inc., International Coal Group, James River Coal Company, Massey Energy Company and Westmoreland Coal Company.

October 19, 2007

Employment Agreements, page 29
4.	Although you state why the post-termination benefits reflected in the employment agreements were negotiated, your discussion should explain why the actual amounts and terms were established. For example, explain why the CEO’s agreement is structured in the manner described on page 29.
Response:
As the Staff has requested, we intend to explain in the 2008 Proxy Statement and all other future filings, as applicable, why the actual amounts and terms of post-termination benefits were established in our senior executive employment agreements.
The Compensation Committee, in consultation with the independent compensation consultant, approved the terms of all senior executive employment agreements, including the Chief Executive Officer’s. The terms of those agreements, including the provision of post-termination benefits, were structured to attract and retain persons believed to be key to Peabody’s success, as well as to be competitive with compensation practices for executives in similar positions at companies of similar size and complexity. In assessing whether the terms of the employment agreements were competitive, the Compensation Committee received advice from its independent compensation consultant and reviewed appropriate salary surveys and industry benchmarking data.
The Chief Executive Officer’s employment agreement has a structure similar to the employment agreements of the other named executive officers. However, certain amounts payable to the Chief Executive Officer under his agreement were intended to compensate him for amounts he forfeited in leaving his former employer and were therefore not applicable to the other named executive officers.
Annual Incentive Pay, page 23
5.	You only disclose the category of financial metrics used by the board and do not specify actual targets established during fiscal 2006. You should disclose the financial performance targets established during 2006. See Item 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. To the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation.
Response:
On page 23 of the Proxy Statement, we stated that the 2006 performance measures for our named executive officers included goals for Adjusted EBITDA, Individual Performance, Return

October 19, 2007

on Invested Capital and Safety. The relative weightings for these performance measures as components for annual incentive pay awards to named executive officers for 2006 were as follows:

Measure	Percentage of
Total Award
Adjusted EBITDA	40%
Individual Performance	30%
Return on Invested Capital	20%
Safety	10%
On page 23 of the Proxy Statement, we disclosed that we exceeded our 2006 targeted goals for Adjusted EBITDA and Return on Invested Capital, the financial metrics that factor into the levels of annual incentive payments to our named executive officers. On that same page, we disclosed the target annual incentive payout and the applicable payout range (each shown as a percentage of base salary) for each of the named executive officers and the actual annual incentive award received for 2006 for each of our named executive officers. We noted on page 22 of the Proxy Statement: “The Company’s philosophy is to set stretch goals at budget. Maximum incentive payments generally are received when financial goals and individual performance goals are significantly exceeded.”
Item 402(b)(1) of Regulation S-K requires the compensation discussion and analysis section to “explain all material elements of the registrant’s compensation of the named executive officers.” “Staff Observations in the Review of Executive Compensation Disclosure” released by the SEC’s Division of Corporation Finance on October 9, 2007 confirms that companies are not required to “defend what may properly be subjective assessments in terms of purely objective or quantitative criteria but rather only to clearly lay out the way that qualitative inputs are ultimately translated into objective pay determinations.” We believe that, with the additional disclosure regarding the weightings of the annual incentive pay award components set forth above, we have disclosed all material information regarding the performance elements that are considered in setting annual incentive payments. Once investors know that Adjusted EBITDA accounts for 40% of annual incentive awards, that Return on Invested Capital accounts for 20% of annual incentive awards and that the target for each of these financial metrics was exceeded for 2006, we believe that the actual numeric goals that we set for each of these measures are not material information that is necessary to an understanding of our compensation policies and decisions.
6.	Please identify the specific aspects of individual performance that helped determine awards to the each named executive officer.
Response:
As the Staff has requested, we intend to identify in the 2008 Proxy Statement and all other future filings, as applicable, the specific aspects of individual performance that helped determine annual incentive awards to each named executive officer.

October 19, 2007

For each named executive officer, 30% of his or her 2006 annual incentive compensation was based on his or her achievement of a number of individual goals and objectives designed to further Peabody’s business strategies and increase shareholder value.
The individual goals for the Chief Executive Officer were reviewed and approved in advance by the Special Committee. The individual goals for each of the named executive officers, excluding the Chief Executive Officer, were reviewed and approved in advance by the Compensation Committee. From a high-level perspective, these goals and objectives centered on:
•	Continuous improvement in safety

•	Growth

•	Succession planning and building of talent pool

•	Mergers & acquisitions

•	Operational improvement

•	Industry and government relations

•	Long-term strategic direction
The Special Committee evaluated the Chief Executive Officer’s performance in relation to his goals and objectives, and approved the level of his 2006 annual incentive compensation accordingly. The Compensation Committee, with the Chief Executive Officer, evaluated the performance of each of the other named executive officers in relation to their individual goals and objectives, and approved the level of their 2006 annual incentive compensation accordingly.
Performance Units, page 24
7.	We direct you to Item 402(b)(l)(v) of Regulation S-K. To understand the total amount of compensation paid or payable in the future, your discussion of the payout formula for performance units should be revised to identify the three year adjusted EBITDA Return on Invested Capital threshold, target and maximum goals established in prior years and with respect to the 2006 performance units. Please see our prior comment regarding identification of targets. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, consider supplementing the tabular disclosure on page 39 to identify the EBITDA targets that were met for the 2004-2006 performance period and how the formula you describe applies in practice.

October 19, 2007

Response:
We have disclosed that the value of performance unit awards is tied to (1) Peabody’s total shareholder return (“TSR”) over a period beginning January 3, 2006 and ending December 31, 2008 relative to an industry comparator group and the S&P MidCap 400 Index and (2) three-year Adjusted EBITDA Return on Invested Capital.
On pages 24 and 25 of the Proxy Statement, we disclosed the performance unit payout formulas required for threshold, target and maximum payouts of performance unit awards based on TSR percentile achievement and three-year Adjusted EBITDA Return on Invested Capital. For the same reasons set forth above in response to comment 5, we believe that we have disclosed all material information regarding the payout formula for performance units and that the actual numeric threshold, target and maximum goals for three-year Adjusted EBITDA Return on Invested Capital are not material information that is necessary to an understanding of our compensation policies and decisions.
Outstanding Equity Awards at 2006 Fiscal Year End, page 35
8.	Consistent with Instruction 2 to Item 402(f)(2) of Regulation S-K, please revise your footnote disclosure to specify the vesting schedules of the equity incentive plan and stock awards listed in the table.
Response:
Consistent with Instruction 2 to Item 402(f)(2) of Regulation S-K, we intend to revise our footnote disclosure in the Outstanding Equity Awards at Fiscal Year End table in our 2008 Proxy Statement and all other future filings, as applicable, to specify the vesting schedules of any equity incentive plan and stock awards listed in the table.
Revised footnote disclosure for the Outstanding Equity Awards at 2006 Fiscal Year End is attached as Exhibit A to this letter.
Potential Payments Upon Termination Or Change In Control, page 41
9.	Please revise your discussion and provide in this section, a complete and concise description of the terms of the employment agreement entered into with Mr. Engelhardt and the actual compensation awarded to Mr. Engelhardt during 2006. For example, please include in your discussion analysis of why the board decided to provide compensation to Mr. Engelhardt in the manner (type and level of compensation) reflected in the employment agreement and for the term specified.
Response:
Under Item 402(a)(3) of Regulation S-K, Mr. Engelhardt did not qualify as a named executive officer during 2006. His compensation was therefore not discussed with the named executive officers in the “Potential Payments Upon Termination Or Change in Control” section on page 41 of the Proxy Statement.

October 19, 2007

In an effort to enhance the transparency of our compensation practices, however, we voluntarily included a section entitled “Compensation of the Chairman in 2006” on pages 45 through 48 of the Proxy Statement, which detailed Mr. Engelhardt’s compensation in 2006, including the terms of his employment agreement and the actual compensation awarded to him. Also discussed in the section was the amount of compensation that would have been payable to Mr. Engelhardt in the event of termination of his employment, pursuant to the terms of his employment agreement and long-term incentive awards.
In structuring the terms of Mr. Engelhardt’s employment agreement, the Compensation Committee considered his extensive experience and relationships in the coal industry, and designed a compensation package it believed necessary to retain his services for the benefit of Peabody and its shareholders. In consultation with the independent compensation consultant and based on its assessment of Mr. Engelhardt’s anticipated future contributions to Peabody, the Compensation Committee deemed the magnitude and structure of Mr. Engelhardt’s employment agreement to be appropriate and recommended it to the Board of Directors for approval. The Board of Directors, excluding Mr. Engelhardt and Mr. Boyce, approved Mr. Engelhardt’s employment agreement based on the Compensation Committee’s recommendation.
*      *      *      *      *      *
     Peabody acknowledges the following:
•	Peabody is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If you have any additional questions, please feel free to call the undersigned at (314) 342-3485 or Kenneth L. Wagner at (314) 342-7994 or Bryan L. Sutter at (314) 342-7687.
      Very truly yours,
/s/ Alexander C. Schoch
     Alexander C. Schoch

Exhibit A
Outstanding Equity Awards at 2006 Fiscal Year End

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
									Incentive	Awards:
									Plan	Market or
									Awards:	Payout
							Number of	Market	Number of	Value of
							Shares or	Value of	Unearned	Unearned
	Number of		Number of				Units of	Shares or	Shares,	Shares,
	Securities		Securities				Stock	Units of	Units or	Units or
	Underlying		Underlying				That	Stock	Other	Other
	Unexercised		Unexercised		Option		Have	That	Rights	Rights
	Options		Options		Exercise	Option	Not	Have Not	That Have	That Have
	(#)(1)		(#)(1)		Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable		Unexercisable		($)(1)	Date	(#)(2)	($)(3)	(#)(2)(4)	($)(3)(5)
Gregory H. Boyce									45,628 (6)	1,843,827
									35,496 (7)	1,434,393
							80,000 (8)	3,232,800
							40,000 (8)	1,616,400
							60,000 (8)	2,424,600
	Post-IPO Grants
	87,564	(9)			7.9550	10/1/2013
	240,000	(9)			8.6250	10/1/2013
	400,000	(9)			9.7500	10/1/2013
	61,979	(10)	30,989	(10)	10.4875	1/2/2014
	17,320	(11)	34,640	(11)	19.3275	1/3/2015
	8,468	(12)	16,936	(12)	23.4525	3/1/2015
			84,740	(13)	43.1000	1/3/2016

Total	815,331		167,305				180,000	7,273,800	81,124	3,278,221

Richard A. Navarre									25,508 (6)	1,030,778
									36,880 (7)	1,490,321
	LBO Grants
			293,784	(14)	3.5725	5/19/2008
			94,588	(15)	3.5725	1/1/2011
	Post-IPO Grants
			13,981	(10)	10.4875	1/2/2014
	6,818	(11)	6,819	(16)	12.2225	6/15/2014
			25,869	(11)	19.3275	1/3/2015
			7,201	(17)	23.7250	4/1/2015
			45,394	(18)	43.1000	1/3/2016
			44,020	(13)	43.1000	1/3/2016

Total	6,818		531,656						62,388	2,521,099

Richard M. Whiting									12,992 (6)	525,007
									31,960 (7)	1,291,504
	LBO Grants
			391,628	(14)	3.5725	5/19/2008
			43,580	(15)	3.5725	1/1/2011
	Post-IPO Grants
			15,892	(10)	10.4875	1/2/2014
			17,677	(11)	19.3275	1/3/2015
			39,342	(18)	43.1000	1/3/2016
			38,150	(13)	43.1000	1/3/2016

Total			546,269						44,952	1,816,510

Sharon D. Fiehler									8,620 (6)	348,334
									24,586 (7)	993,520
	LBO Grants
			195,788	(14)	3.5725	5/19/2008
			83,688	(15)	3.5725	1/1/2011
	Post-IPO Grants
			9,217	(10)	10.4875	1/2/2014
			11,728	(11)	19.3275	1/3/2015
			36,316	(18)	43.1000	1/3/2016
			23,478	(13)	43.1000	1/3/2016

Total			360,215						33,206	1,341,854

Roger B Walcott, Jr									11,052 (6)	446,611
									8,604 (7)	347,688
	LBO Grants
			391,628	(14)	3.5725	5/19/2008
			43,580	(15)	3.5725	1/1/2011
	Post-IPO Grants
			13,587	(10)	10.4875	1/2/2014
			15,040	(11)	19.3275	1/3/2015
			20,542	(13)	43.1000	1/3/2016

Total			484,377						19,656	794,299

(1)	The number and exercise price of all options have been adjusted to reflect the 2-for-1 stock splits effected by the Company in March 2005 and February 2006.

(2)	The numbers have been adjusted to reflect the 2-for-1 stock splits effected by the Company in March 2005 and February 2006.

(3)	The market value was calculated based on the closing market price per share of the Company’s Common Stock on the last trading day of 2006, $40.41 per share.

(4)	The number of performance units disclosed is based on the assumption that target performance goals were achieved.

(5)	The payout value was calculated based on the closing market price per share of the Company’s Common Stock on the last trading day of 2006, $40.41 per share, and the assumption that target performance goals were achieved.

(6)	The performance units were granted in 2005. They vest over, and are subject to the achievement of certain performance goals at the conclusion of, a three-year measurement period ending December 31, 2007. Other material terms of these awards, including payout formulas, are described under the caption “Performance Units” in the Compensation Discussion and Analysis on page 24 of this Proxy Statement.

(7)	The performance units were granted in 2006. They vest over, and are subject to the achievement of certain performance goals at the conclusion of, a three-year measurement period ending December 31, 2008. Other material terms of these awards, including payout formulas, are described under the caption “Performance Units” in the Compensation Discussion and Analysis on page 24 of this Proxy Statement.

(8)	The restricted shares were granted per Mr. Boyce’s employment agreement and stock grant agreement.

(9)	The options were granted on October 1, 2003. All of them vested on October 1, 2003.

(10)	The options were granted on January 2, 2004 and vest in three equal annual installments beginning January 2, 2005.

(11)	The options were granted on January 3, 2005 and vest in three equal annual installments beginning January 3, 2006.

(12)	The options were granted on March 1, 2005 and vest in three equal annual installments beginning March 1, 2006.

(13)	The options were granted on January 3, 2006 and vest in three equal annual installments beginning January 3, 2007.

(14)	The options were granted on May 19, 1998 and vest on November 19, 2007.

(15)	The options were granted on January 1, 2001 and vest on July 1, 2010.

(16)	The options were granted on June 15, 2004 and vest in three equal annual installments beginning June 15, 2005.

(17)	The options were granted on April 1, 2005 and vest in three equal annual installments beginning April 1, 2006.

(18)	The options were granted on January 3, 2006 and vest on January 3, 2009.